Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

WeRide Inc.

文遠知行*

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(Stock Code: 0800)

APPOINTMENT OF NON-EXECUTIVE DIRECTOR

The board (the “Board”) of directors (the “Director(s)”) of WeRide Inc. (the “Company,” together with its subsidiaries, the “Group”) is pleased to announce that, with effect from April 21, 2026, Mr. Ichijo Futakawa (“Mr. Futakawa”) has been appointed as a non-executive Director. The biographical details of Mr. Futakawa are set out below.

Mr. Ichijo Futakawa, aged 50, currently serves as the division general manager of corporate strategy and business development at Nissan Motor Co., Ltd., a position he has held since April 2025. Since joining Nissan Motor Co., Ltd. (“Nissan”), a company listed on the Tokyo Stock Exchange (stock code: 7201), in June 2017, Mr. Futakawa has held various positions including general manager of the Japan-ASEAN mobility service business department from October 2019 to March 2021, vice president of new business development at Nissan (China) Investment Co., Ltd. from June 2021 to December 2023, and president of Nissan Mobility Service Co., Ltd. from March 2022 to April 2025, where he led the establishment of the company’s autonomous taxi business in Suzhou, China. Prior to joining Nissan, Mr. Futakawa served as country manager in Japan at Henkel AG & Co. KGaA, a company listed on the Frankfurt Stock Exchange (stock code: HEN3) from July 2015 to May 2017. Before that, Mr. Futakawa spent approximately nine years at Toyota Motor Corporation, a company listed on the Tokyo Stock Exchange (stock code: 7203), from April 2004 to September 2013, where he was responsible for engine management system development and international project management. Mr. Futakawa received his bachelor’s degree in biochemistry and engineering from Tohoku University in Japan in March 1998, his master’s degree in chemical engineering from Tohoku University in Japan in March 2001, and his master’s degree in business administration from China Europe International Business School in April 2015.

Mr. Futakawa has entered into a director service agreement with the Company in relation to his appointment as a non-executive Director for an initial term of three years commencing from April 21, 2026. Mr. Futakawa will not receive any remuneration for serving as a non-executive Director. Mr. Futakawa shall hold office until the first annual general meeting of the Company after his appointment and shall then be eligible for re-election at that meeting. He is subject to retirement by rotation and re-election at the general meetings of the Company in accordance with the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”) and the memorandum and articles of association of the Company.

*            For identification purposes only

As of the date of this announcement, Mr. Futakawa does not (i) hold any other position within the Group; (ii) have any relationship with any other Directors, senior management, substantial shareholders or single largest group of shareholders of the Company; (iii) hold any other directorships in any public companies in the last three years; (iv) have any interests or short positions in the shares, underlying shares or debentures of the Company or any of its associated corporations within the meaning of Part XV of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong); and (v) have any other information which is required to be disclosed pursuant to Rules 13.51(2)(h) to (v) of the Listing Rules or any other matters in relation to his appointment that need to be brought to the attention of the shareholders of the Company.

The Board would like to take this opportunity to welcome Mr. Futakawa to join the Board.

By order of the Board
WeRide Inc.
Dr. Tony Xu Han
Chairman of the Board, Executive Director and Chief Executive Officer

Hong Kong, April 21, 2026

As of the date of this announcement, the Board comprises Dr. Tony Xu Han and Dr. Yan Li as executive Directors, Mr. Ichijo Futakawa and Mr. Jean-François Salles as non-executive Directors, and Ms. Huiping Yan, Mr. David Zhang and Dr. Tony Fan-cheong Chan as independent non-executive Directors.

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